FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC STATEMENT

HSBC Holdings plc ("HSBC") notes the recent press speculation about a possible sale of its 15.57% shareholding in Ping An Insurance (Group) Company of China, Ltd.

HSBC has from time to time received approaches regarding its shareholding and confirms that it is in discussions which may or may not lead to the sale of the shares.

A further announcement will be made if or when appropriate.

Media enquiries:
Gareth Hewett                       +85228224929                    garethhewett@hsbc.com.hk

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 19 November 2012